PROSPECTUS SUPPLEMENT NO. 20	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated May 1, 2006)	Registration No. 333-133072
UROPLASTY, INC.
1,918,809 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants
This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 20, the prior prospectus supplements and the prospectus dated May 1, 2006, which are to be delivered with this prospectus supplement. Our May 1, 2006 prospectus is a combined prospectus under Rule 429(a) of the Securities Act of 1933, as amended, with our prior prospectus dated July 29, 2005 and supplements thereto (See Registration No. 333-126737 filed with the Securities and Exchange Commission on July 20, 2005 and declared effective on July 29, 2005).
This prospectus supplement contains our Current Report on Form 8-K relating to our asset purchase agreement with CystoMedix, Inc., and the exercise of warrants to purchase our common stock. This report was filed with the Securities and Exchange Commission on March 20, 2007. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On March 19, 2007, the closing price of our common stock on the American Stock Exchange was $3.09 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.
Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus Supplement dated March 20, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of
1934
Date of Report: March 15, 2007
UROPLASTY, INC.
(Exact name of registrant as specified in charter)

000-20989	41-1719250
(Commission File No.)	(IRS Employer Identification No.)
Minnesota
(State or other jurisdiction of incorporation or organization)
5420 Feltl Road
Minnetonka, Minnesota 55343
(Address of principal executive offices)
952-426-6140
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name and Address)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 of the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement
On March 15, 2007, we entered in an asset purchase agreement with CystoMedix, Inc., pursuant to which we will acquire solely the intellectual property assets related to our Urgent® PC neuromodulation system. In consideration, we will issue to CystoMedix (i) $4,900,000 in shares of our common stock calculated at a per share price equal to the greater of $3.00 or 15% in excess of the average closing price of our common stock during the 20 trading days immediately prior to the closing date, plus (ii) an additional 20,000 shares of our common stock.
The closing of the transaction, anticipated to be in March 2007, is subject to the satisfaction of certain customary closing conditions, including approval by the shareholders of CystoMedix.
Item 1.02. Termination of a Material Definitive Agreement
In April 2005, we entered into an exclusive manufacturing and distribution agreement, pursuant to which we manufacture and sell the Urgent PC system in the United States and certain European countries. Under the April 2005 agreement, we have an option to acquire CystoMedix’s entire business and assets. Our March 2007 asset purchase agreement supersedes and replaces this acquisition option. The April 2005 agreement will automatically terminate coincident with the closing of the asset purchase agreement.
Item 3.02. Unregistered Sales of Equity Securities
We expect to issue unregistered common shares to CystoMedix upon the closing of our March 2007 asset purchase agreement. We cannot currently determine the number of common shares issuable to consummate the acquisition because the number of shares issuable is based on future share prices preceding the closing of the transaction. The consideration for the shares will be the intellectual property assets of CystoMedix. We believe the sale to CystoMedix will be exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereunder. Among other representations, CystoMedix has agreed to acquire the shares for investment purposes. We will place a restrictive legend on the certificate representing the shares and a stop transfer order regarding the shares with our transfer agent.
Item 8.01. Other Events
In March 2007, we received approximately $1.3 million in proceeds from exercise of 663,215 warrants to purchase our common shares.
Item 9.01. Financial Statements and Exhibits
(c) Exhibits (filed herewith)

Exhibit No.	Description
10.36	Form of Asset Purchase Agreement, dated as of March 15, 2007, by and between Uroplasty, Inc. and CystoMedix, Inc.

99.1	Press Release dated March 16, 2007

99.2	Press Release dated March 20, 2007
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 20, 2007

UROPLASTY, INC.
By:	/s/ Mahedi A. Jiwani
Mahedi A. Jiwani
Vice President, Chief Financial Officer and Treasurer

ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT (the “Agreement”) dated March 15, 2007 (the “Effective Date”), is by and among Uroplasty, Inc., a Minnesota corporation (“Uroplasty”), and CystoMedix, Inc., a Minnesota corporation (“CystoMedix”).
R E C I T A L S :
     WHEREAS, Uroplasty is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions;
     WHEREAS, CystoMedix is a medical device company that developed products for patients in the urogynecology and gynecology markets, including neurostimulation devices marketed under the brand names and trademarks (collectively, the “Trademarks”) URGENT(R), “URGENT-PC™” and “URGENT-SQ™” (collectively as now existing or hereafter improved, modified or enhanced, and with any other CystoMedix products, being referred to hereafter as the “Products”);
     WHEREAS, pursuant to an Exclusive Manufacturing and Distribution Agreement dated April 18, 2005 (the “License Agreement”), Uroplasty has been acting as the exclusive manufacturer and distributor of the Products in particular territories named therein; and
     WHEREAS, although Uroplasty has an option pursuant to the License Agreement to acquire all of CystoMedix’s assets, Uroplasty desires to acquire only select intellectual property assets of CystoMedix on the terms and conditions contained in this Agreement;
     NOW, THEREFORE, IT IS AGREED AS FOLLOWS:
     SECTION 1. DEFINITIONS
     Unless otherwise defined elsewhere in this Agreement, as used in this Agreement and any exhibits or schedules hereto, the following words and phrases shall have the meanings set forth below:
     “Act” shall mean the Securities Act of 1933, as amended.
     “Authorization” and “Authorizations” shall have the meanings ascribed to them in Section 5.13 below.
     “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in Minneapolis, Minnesota are permitted or required by law, executive order or governmental decree to remain closed.

     “Closing” shall mean the consummation of the transactions contemplated herein as described in Section 4.1 below.
     “Closing Date” shall be the date of the Closing as described in Section 4.1 below.
     “Code” shall mean the Internal Revenue Code of 1986, as amended and interpreted by treasury regulations.
     “Uroplasty Common Stock” shall mean the Common Stock of Uroplasty, par value $.01 per share.
     “Environmental Law” shall mean any environmental or health and safety-related law, regulation, rule, ordinance, or by-law at the federal, foreign, state, or local level, whether existing as of the date hereof, previously enforced or subsequently enacted.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
     “Fraud” shall require a showing of an intent to deceive and, with respect to a claim of misrepresentation, that the party to be charged had Knowledge of the falsity of the representation (or acted recklessly in making the representation); and with respect to an omission, that the party to be charged Knowingly failed to disclose (or acted recklessly in failing to disclose).
     “Hazardous Materials” shall mean and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil toxic substance or pollutant as defined in or pursuant to the Resource Conservation and Recovery Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Hazardous Materials Transportation Act or any other foreign, federal, state or local law, regulation, ordinance, rule or by-law, whether existing as of the date hereof, previously enforced or subsequently enacted pertaining to environmental or health and safety matters.
     “Intellectual Property” shall have the meaning ascribed to it in Section 5.4(a) below.
     “Knowledge” shall mean actual knowledge after reasonable investigation by the individual or the entity referred to.
     “Person” shall mean an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency or political subdivision thereof).
     “Purchase Consideration” shall have the meaning ascribed to it in Section 3.1 below.
     “SEC” shall mean the U.S. Securities and Exchange Commission.

     “Taxes” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.
     “Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     SECTION 2. SALE OF ASSETS
     2.1 Sale of Intellectual Property Assets by CystoMedix. Subject to the terms and conditions set forth in this Agreement, at the Closing, CystoMedix will sell, convey, transfer, assign and deliver to Uroplasty (or to a subsidiary of Uroplasty, if so designated by Uroplasty, referred to hereafter as the “Acquisition Subsidiary”), and Uroplasty (or its Acquisition Subsidiary) will purchase from CystoMedix, the exclusive right, title and interest, free and clear of all liens, security interests and encumbrances, in and to the following intellectual property assets of CystoMedix (collectively, the “IP Assets”):
     (a) Patents and Patent Rights. All patents applied for, issued to or owned in whole or in part by CystoMedix, or under which CystoMedix is licensed, which relate to the Products, all inventions and discoveries described or contained therein, all licenses relating to any of the foregoing and all income and royalties with respect to any licenses, all rights to sue for past, present or future infringement thereof, all rights arising therefrom and pertaining thereto and all reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof. Without limitation, the IP Assets include U.S. Patent Nos. 6,493,588 and 5,711,314, U.S. Patent Application Serial Nos. 10/195,197, 10/492,578 and 10/905,501 (and any patents that may issue with respect thereto) and any other U.S. or foreign patent or patent applications owned or controlled by CystoMedix (all together, the “Patent Rights”).
     (b) Trademarks and Tradenames. All state (including common law), federal and foreign trademarks, service marks and trade names, URLs and domain names, and applications for registration of such trademarks, service marks and trade names, URLs and domain names, which related to the Products, all licenses relating to any of the foregoing and all income and royalties with respect to any licenses, whether registered or unregistered and wherever registered, all rights to sue for past, present or future infringement or unconsented use thereof, all rights arising therefrom and pertaining thereto and all reissues, extensions and renewals thereof. Without limitation, the IP Assets include the Trademarks, the tradename “CystoMedix” and the domain name “cystomedix.com” (all together, the “Trademark Rights”).

     (c) Copyrights. All state, federal and foreign copyrights, copyright registrations, and applications for copyright registrations, including, without limitation, derivative works, which relate to the Products, all licenses relating to any of the foregoing, all income and royalties with respect to any licenses, all rights to sue for past, present or future infringement or unconsented use thereof, and all extensions and renewals thereof and all documents, writings, logos, artwork, tapes, disks, storage media, computer programs, computer databases, computer program flow diagrams, source codes, object codes and all tangible property embodying or incorporating the Copyrights (all together, the “Copyrights”).
     (d) Regulatory Assets. CystoMedix’s FDA 510(k) and foreign marketing clearances or registrations for the Products (and the related rights, if any, that CystoMedix could claim to own in any amended, modified or enhanced Products as developed and marketed by Uroplasty since entering into the License Agreement), including, without limitation, all technical and design files related to preclinical testing, design, clinical, manufacturing, marketing, distribution, labeling, advertising, clinical adverse event experience (including investigational notes) and other regulatory matters, and any and all worldwide regulatory agency/Notified Body/consultant correspondence.
     (e) Product Design and Manufacturing Specifications. All product design and manufacturing specifications, as amended, modified or enhanced from time to time, for the manufacture of the Products (the “Products Design and Manufacturing Specifications”).
     2.2 The Retained Assets. All other assets of CystoMedix which are not specifically listed as an IP Asset shall remain an asset of and owned by CystoMedix including but not limited to the following (all together, the “Retained Assets”):
     (a) Cash and Accounts Receivable. Any and all cash and bank accounts and all investments, investment accounts or other similar holdings, all accounts receivable and all credit balances, reimbursements or rebates and any payments made or to be made by Uroplasty to CystoMedix pursuant to the License Agreement through the Closing Date hereunder.
     (b) Tangible Assets. All of CystoMedix’s physical assets utilized by or useful to it including, but not limited to, furniture, fixtures, equipment, machinery, hardware, office equipment, tools, supplies, inventories and any other tangible personal property or assets owned by CystoMedix.
     (c) Contracts and Agreements. All contracts and agreements of CystoMedix except license agreements related to the IP Assets pursuant to Section 2.1(a) above.
     (d) Intangible Assets other than the IP Assets. All business plans, rights, governmental permits, approvals or authorizations, CystoMedix’s telephone numbers and other intangible property rights and interests applied for, issued to or owned in whole or in part by CystoMedix, or under which CystoMedix is licensed, which is not an IP Asset.
     (e) Goodwill. CystoMedix as a going concern and all of its goodwill, if any.

     (f) Customers. Any and all of CystoMedix’s past and present customer lists, prospect and prospect lists and relationships with customers and suppliers.
     (g) Business Records. All files, logs, records, books of account, financial records, supplier files and lists, including telephone numbers, payroll and personnel records, marketing data and reports, marketing information, brochures, photographs, advertising materials, consultants’ reports, and other similar or related materials; provided the foregoing do not contain a Trademark or Copyright or otherwise comprise the IP Assets.
     2.3 Assumption of Liabilities. Uroplasty (and its Acquisition Subsidiary, if applicable) shall not assume and Uroplasty (and its Acquisition Subsidiary, if applicable) shall not be liable for any of the obligations or liabilities of CystoMedix or for obligations related to the IP Assets of any kind or nature other than obligations or liabilities arising under or related to any of the IP Assets after the Closing Date which Uroplasty agrees to specifically assume at Closing. All other obligations or liabilities of CystoMedix shall be the responsibility of CystoMedix specifically including that certain loan in excess of $1,400,000 payable to Mr. J. Stephen Schmidt, Chairman of CystoMedix or his affiliates (“Schmidt”), incurred by CystoMedix prior to the date of the License Agreement (the “Bridge Loan”).
     2.4 Right of Inspection. From the date hereof and until Closing, CystoMedix will make available at reasonable times CystoMedix’s books, records and other information as are requested by Uroplasty for examination, and for the examination by its advisors and such other information relating to the IP Assets as Uroplasty may reasonably request.
     2.5 Termination of License Agreement. Effective as of the Closing, all rights and obligations of CystoMedix and Uroplasty under the License Agreement shall terminate in all respects. As of the Closing Date, Uroplasty shall no longer be required to pay CystoMedix royalties on sales of Products by Uroplasty as of and after the Closing Date and CystoMedix shall have no rights to manufacture, sell, license or otherwise exploit the Products in any territory. Accordingly, effective as of the Closing, CystoMedix and Uroplasty each release the other and its respective officers, directors, stockholders, employees and agents from any claim, cause of action, liability, damages or expenses, including attorneys’ fees, arising out of or with respect to the License Agreement, whether known or unknown, matured or unmatured or fixed or contingent (it being intended that this is a complete release as to the License Agreement by each of CystoMedix and Uroplasty).
SECTION 3. PURCHASE CONSIDERATION
     3.1 Purchase Consideration; Manner of Payment.
     (a) As full payment for the transfer of the IP Assets under Section 2.1 by CystoMedix to Uroplasty, Uroplasty agrees to pay CystoMedix the sum $4,900,000 plus 20,000 shares of Uroplasty Common Stock (all together, the “Purchase Consideration”).

     (b) The $4,900,000 of Purchase Consideration shall also be payable in shares of Uroplasty Common Stock. On the Closing Date, Uroplasty will issue to CystoMedix that number of shares of Uroplasty’s Common Stock equal to $4,900,000 divided by the Share Price. The term “Share Price” means the greater of (i) $3.00 per share or (ii) 15% in excess of the average of the closing price of Uroplasty’s Common Stock, as quoted on the American Stock Exchange during the 20 trading days prior to the Closing Date. For example, if the average 20 day trading closing price is $3.50, the Share Price would be $3.50 x 1.15 or $4.025; and, if the average 20 day trading closing price is $2.50, the Share Price would be $3.00 because $2.50 x 1.15 is $2.875, which is less than the $3.00 per share minimum. All share computations shall be rounded to the nearest whole share.
     (c) Sales and Use Taxes. CystoMedix shall pay any sales, use or other similar taxes payable on account of the sale of the IP Assets to Uroplasty hereunder.
     3.2 Allocation of Purchase Consideration. The Purchase Consideration (also referred to in this Agreement as the “Shares”) shall be allocated among the IP Assets in such manner as Uroplasty shall reasonably specify in writing at Closing.
SECTION 4. CLOSING
     4.1 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at the offices of Messerli & Kramer P.A. at 10:00 a.m., local time, on March 27, 2007 or at such other time and place and on such other date as Uroplasty and CystoMedix shall agree (the “Closing Date”).
     4.2 Deliverables at Closing. The parties shall deliver the following instruments, documents and property at the Closing to one another:
     (a) By Uroplasty. Uroplasty shall deliver an instruction letter to its stock transfer agent, authorizing the issuances of the Shares and, no later than five Business Days after Closing, Uroplasty shall deliver the stock certificate representing the Shares.
     (b) By CystoMedix and Schmidt. CystoMedix and Schmidt shall deliver the following instruments, documents and property to Uroplasty at the Closing:
(i)	a Bill of Sale substantially in a form acceptable to Uroplasty as executed by CystoMedix;

(ii)	any and all assignments and other appropriate documents and instruments in form necessary and reasonably acceptable to Uroplasty to transfer and assign to Uroplasty the IP Assets specifically including a Trademark Assignment and Patent Assignment in forms acceptable to Uroplasty to be executed by CystoMedix or inventors of the IP Assets;

(iii)	consents of third parties necessary to transfer the IP Assets to Uroplasty unless waived in writing by Uroplasty;

(iv)	all physical files, documents, papers, notes, and certificates whether in electronic form or hard copy form representing the IP Assets;

(v)	UCC-3 Termination Statements terminating liens, if any, on the IP Assets;

(vi)	a one-year noncompetition agreement by CystoMedix and Schmidt in form acceptable to Uroplasty precluding them from competing worldwide with Uroplasty;

(vii)	a certificate of the President of CystoMedix certifying the truth and accuracy of CystoMedix’s representations and warranties and compliance with all of its covenants and agreements on and as of the Closing Date; and

(viii)	resolutions of the Board of Directors and stockholders of CystoMedix authorizing the transactions contemplated hereby.
     (c) Additional Matters. Each party agrees to execute and deliver such additional instruments, documents and property, and to take such additional action, as may reasonably be requested by another party hereto, or his, her or its counsel, in order to effectuate the transactions contemplated by this Agreement. CystoMedix further agrees that it will cooperate with and assist Uroplasty in acquiring the signatures of Jeffrey Williams and Hans van den Biggelaar, prior to and after Closing, on any and all documents or instruments to effect the assignment of the IP Assets.
     4.3 Conditions to Closing. The obligations of the parties to close hereunder are subject to the satisfaction of the following conditions on or before the Closing Date (each of which the applicable party agrees to timely perform and satisfy):
     (a) CystoMedix’s Obligation. The obligation of CystoMedix to consummate the transactions contemplated by this Agreement is subject to satisfaction of the following contingencies on or before the Closing Date:
(i)	Uroplasty shall have performed, satisfied and complied with all of its agreements, obligations and conditions required under this Agreement to be performed or complied with by it prior to the Closing including delivering of the instruction letter as specified in Section 4.2(a).

(ii)	The warranties and representations of Uroplasty made in this Agreement are true as of the Closing Date as though made at that time and Uroplasty shall deliver a certificate as described above to that effect.

     (b) Uroplasty’s Obligation. The obligation of Uroplasty to consummate the transactions contemplated by this Agreement is subject to satisfaction of the following contingencies on or before the Closing Date:
(i)	CystoMedix and Schmidt shall have performed, satisfied and complied with all of their respective agreements, obligations and conditions required under this Agreement to be performed or complied with by them prior to or at the Closing including delivering all of the items specified in Section 4.2(b).

(ii)	The warranties and representations of CystoMedix made in this Agreement are true and correct as of the Closing Date as though made at that time and CystoMedix shall deliver a certificate as described above to that effect.

(iii)	Jeffrey Williams, Hans van den Biggelaar and any other inventors of any IP Assets shall have executed and delivered to CystoMedix all assignments and other appropriate documents and instruments, including any non-provisional patent applications and international patent applications, in the form necessary and reasonably accepted to Uroplasty, to transfer, assign and fully vest Uroplasty in the IP Assets.

(iv)	Uroplasty is satisfied that the IP Assets will be validly transferred to and vested in Uroplasty upon delivery of the appropriate assignment and other documents by CystoMedix at Closing.

(v)	The American Stock Exchange shall have approved Uroplasty’s application for the listing of the Shares.

(vi)	The number of Shares required to be issued to CystoMedix on the Closing Date shall not exceed twenty percent (20%) of Uroplasty’s total issued and outstanding shares on the Business Day immediately prior to the Closing Date.

(vii)	CystoMedix’s stockholders shall have approved this Agreement and the transactions contemplated hereby.

(ix)	Uroplasty (in its sole discretion) shall have determined that, since the Effective Date, there has been no material or adverse change in the IP Assets or any purchase, sale, license or other disposition, or any agreement or other arrangement for the purchase, sale, license or other disposition, of any part of the IP Assets (including any patents, trademarks and copyrights) except as provided in the Schedule of Changes (Schedule 5.8 hereto).

(x)	Uroplasty shall have received certification from a certified public accountant in a form satisfactory to it that the total amount due and owing J. Stephen Schmidt on the Bridge Loan as of the Closing Date is at least $1,400,000.
     4.4 No Shop. Until Closing or termination of this Agreement as provided below, CystoMedix and Schmidt agree not to solicit, negotiate with or provide any information to any person, firm or entity other than Uroplasty and its employees, accountants, attorneys and representatives regarding any acquisition of the IP Assets whether by merger, stock sale or other business combination.
     4.5 Termination Date. Notwithstanding any other provision of this Agreement, this Agreement shall terminate and be of no effect (and each party hereto shall bear its own expenses of any kind) if the Closing does not take place on or before April 20, 2007. Despite the foregoing, if the Closing does not take place because a party hereto (the “Defaulting Party”) has not delivered a required item under Section 4.2 to the other party (the “Non-Defaulting Party”) for the Closing or satisfied a contingency to Closing under Section 4.3 (which is not waived in writing by the Non-Defaulting Party), then, at the election in writing of the Non-Defaulting Party, the Closing shall be postponed (but not beyond July 20, 2007) so that the Defaulting Party may remedy its default. The Defaulting Party agrees that the Non-Defaulting Party may obtain an order directing the Defaulting Party to comply with its obligations and to proceed with a Closing as contemplated hereby.
SECTION 5. REPRESENTATIONS AND WARRANTIES OF SELLER
     As a material inducement to Uroplasty to enter into this Agreement and to consummate the transactions contemplated hereby, CystoMedix hereby makes to Uroplasty each of the representations and warranties set forth in this Section 5.
     5.1 Organization and Qualification; No Operations. CystoMedix is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota and has full power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or as such business is currently conducted. Except as described on the Schedule of Other Activities (Schedule 5.1), CystoMedix is not and has not been since the date of the License Agreement engaged in the manufacture, sale or distribution of the Products other than collecting royalties from Uroplasty under the License Agreement. As of the Closing Date, CystoMedix’s business activities will consist solely of holding the Shares and the Retained Assets.

     5.2 Authority. CystoMedix has full right, power and authority to enter into this Agreement and each agreement, document and instrument to be executed and delivered by CystoMedix pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each such other agreement, document and instrument by CystoMedix has been duly and validly authorized and approved by all necessary action on the part of CystoMedix and no other action on the part of CystoMedix or its stockholders is required in connection therewith. This Agreement and each agreement, document and instrument to be executed and delivered by CystoMedix and Schmidt pursuant to this Agreement constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of CystoMedix and Schmidt, each enforceable in accordance with their respective terms, except to the extent that enforcement is limited by bankruptcy, insolvency, moratorium, conservatorship, receivership or similar laws of general application affecting creditors’ rights or by the application by a court of equity principles. The execution, delivery and performance by CystoMedix of this Agreement and each such agreement, document and instrument:
     (a) does not and will not violate any foreign, federal, state, local or other laws, regulations or ordinances applicable to CystoMedix;
     (b) does not or will not violate any term or provision of the Articles or Bylaws of CystoMedix; and
     (c) does not and will not result in a breach of, constitute or result in a default under, accelerate any obligation under or give rise to a right of termination of, any indenture or loan or credit agreement or any other agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which CystoMedix is a party or by which the IP Assets are bound or affected, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of the IP Assets.
     Except as obtained by CystoMedix prior to the Closing, no consent or waiver by, approval of, or designation, declaration or filing with, any Person is required in connection with the execution, delivery and performance by CystoMedix of this Agreement and each agreement, document and instrument to be executed and delivered by CystoMedix pursuant to this Agreement.
     5.3 Title to IP Assets; Liens. CystoMedix has good and marketable title to the IP Assets and none of the IP Assets is subject to any mortgage, pledge, lien, conditional sales agreement, security interest, encumbrance or other charge except as specifically reflected in the Schedule of Liens (Schedule 5.3). The IP Assets are the only assets used in or otherwise necessary to the manufacture, sale, and distribution of the Products as currently manufactured and distributed by Uroplasty under the License Agreement.
     5.4 Intellectual Property.

     (a) All Patent Rights, Trademarks and Copyrights (collectively, the “Intellectual Property”) are listed in the Schedule of Intellectual Property (Schedule 5.4) attached hereto, which Schedule indicates, with respect to each, the nature of CystoMedix’s interest therein and the expiration date thereof or the date on which CystoMedix’s interest therein terminates. Except as set forth on the Schedule of Intellectual Property, the Intellectual Property have been duly registered in, filed in or issued by, as the case may be, the United States Patent and Trademark Office, the United States Register of Copyrights or the corresponding offices of other countries identified on said Schedule, and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations in the United States and each such country.
     (b) Except as set forth on the Schedule of Intellectual Property, the Intellectual Property is owned exclusively by CystoMedix, free and clear of any attachments, liens, encumbrances or adverse claims.
     (c) Except as set forth on the Schedule of Intellectual Property, there are no claims or demands of any other person pertaining to the Intellectual Property and no proceedings have been instituted, are pending or, to the Knowledge of CystoMedix, are threatened which challenge the rights of CystoMedix in respect thereof and CystoMedix has no Knowledge of any facts which could be the basis of any such claims. To the Knowledge of CystoMedix, there is no infringement of any of the Intellectual Property by others nor is any of the Intellectual Property subject to any outstanding order, decree, judgment, stipulation, settlement, lien, charge, encumbrance or attachment. No claim or demand has been made and no proceeding has been filed or, to the Knowledge of CystoMedix, is threatened to be filed charging CystoMedix with infringement of any patent, trade name, trademark, service mark or copyright and CystoMedix does not know of any facts which could be the basis of any such claims. To the Knowledge of CystoMedix, there are no royalties, honoraria, fees or other payments payable by or on behalf of CystoMedix to any person with respect to any of the Intellectual Property.
     5.5 Trade Secrets. CystoMedix owns or has the right to use, free and clear of any claims or rights of others, all trade secrets, inventions, developments, manufacturing and secret processes, and other information and know-how (if any) comprising the IP Assets. There are no payments which are required to be made by or on behalf of CystoMedix for the use of such trade secrets, inventions, developments, manufacturing and secret processes and know-how. To the Knowledge of CystoMedix, none of the IP Assets contain, comprise or use any confidential information, copyrighted materials, know-how or trade secrets of any third party.
     5.6 Litigation. Except as set forth on the Schedule of Litigation (Schedule 5.6 hereto), there are no suits, actions or administrative, arbitration or other proceedings or governmental investigations pending or threatened against or relating to CystoMedix or the IP Assets. Except as set forth on the Schedule of Litigation, CystoMedix is not otherwise engaged as a party in any suit, action or administrative, arbitration or other proceeding. CystoMedix has not entered into or been subject to any consent decree, compliance order or administrative order with respect to any of the IP Assets. CystoMedix has not received any request for information, notice, demand letter, administrative inquiry or formal or informal complaint or claim with respect to the IP Assets. Except as set forth on the Schedule of Litigation, there are no existing or, to the Knowledge of CystoMedix, threatened product liability, warranty or other similar claims, or any facts upon which a claim of such nature could be based, against CystoMedix for services or products which are defective or fail to meet any service or product warranties.
     5.7 Taxes. CystoMedix has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects. Except as set forth on the Schedule of Tax Matters (Schedule 5.7 hereto), all Taxes owed by CystoMedix (whether or not shown on any Tax Return) have been paid. There are no actual, pending or threatened liens, encumbrances or charges against any of the IP Assets arising in connection with any failure (or alleged failure) to pay any Tax.
     5.8 Absence of Certain Changes. Except as provided in the Schedule of Changes (Schedule 5.8 hereto), since the date of the License Agreement, there has not been any change in the IP Assets or any purchase, sale, license or other disposition, or any agreement or other arrangement for the purchase, sale, license or other disposition, of any part of the IP Assets (including any patents, trademarks and copyrights).
     5.9 Compliance with Laws. CystoMedix is not in material violation of any laws, rules or regulations which apply to the conduct of CystoMedix’s business or properties which violation has had or may be expected to have a material adverse effect on the IP Assets. There has never been any citation, fine or penalty imposed, asserted or threatened against CystoMedix under any foreign, federal, state, local or other law or regulation relating to medical device, employment, immigration, occupational safety, zoning or environmental matters and CystoMedix is not aware of any circumstances, occurrences or conditions likely to result in the imposition or assertion of such a citation, fine or penalty, nor has CystoMedix received any notice to the effect that CystoMedix is in violation of any such laws or regulations.
     5.10 Product Warranty. To the Knowledge of CystoMedix, each product manufactured, sold, leased or delivered by it has been in conformity with all applicable contractual commitments and all express and implied warranties.
     5.11 Product Liability. To the Knowledge of CystoMedix, CystoMedix has no liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against it giving rise to any liability) arising out of any injury to individuals or property as a result of the ownership, possession or use of any product manufactured, sold, leased or delivered or services rendered by it.
     5.12 Finders’ Fees. CystoMedix has not incurred and will not incur or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

     5.13 Authorizations. CystoMedix has obtained and is in material compliance with all federal, foreign, state, provincial, municipal, local or other governmental consents, certifications, licenses, permits, registrations, grants and other authorizations, including U.S. Food and Drug Administration and foreign medical device directives (collectively the “Authorizations” and individually an “Authorization”) which are necessary to permit it to conduct its business as presently conducted and for which the failure to comply with has had or may be expected to have a material adverse effect on the IP Assets. No proceeding is pending or, to the Knowledge of CystoMedix, is threatened in which any Person or governmental authority is seeking to revoke or deny the renewal of any Authorization.
     5.14 Hazardous Materials; Environmental Compliance; Disclosure of Environmental Information. CystoMedix has never generated, used, stored or handled any Hazardous Materials nor has it treated, stored, disposed of, spilled or released any Hazardous Materials at any site presently or formerly owned, leased, operated or used by CystoMedix or shipped any Hazardous Materials for treatment, storage or disposal at any other site or facilities. To the Knowledge of CystoMedix, no other person has ever generated, used, handled, stored or disposed of any Hazardous Materials at any site presently or formerly owned, leased, operated or used by CystoMedix, nor has there been or is there threatened any release of any Hazardous Materials on or at any such site. To the Knowledge of CystoMedix, CystoMedix does not presently own or lease, nor has it previously owned or leased, any site on which underground storage tanks are or were located. No lien has been imposed by any governmental agency on any property, facility, machinery, or equipment owned, operated, leased or used by CystoMedix in connection with the presence of any Hazardous Materials.
     To the Knowledge of CystoMedix, CystoMedix has no liability under nor has it ever violated any Environmental Law with respect to any property owned, operated, leased, or used by CystoMedix and any facilities and operations thereon. In addition, any property owned, operated, leased, or used by CystoMedix, and any facilities and operations thereon are presently in material compliance with all applicable Environmental Laws. CystoMedix has not entered into or been subject to any consent decree, compliance order or administrative order with respect to any environmental or health and safety matter or received any request for information, notice, demand letter, administrative inquiry, or formal or informal complaint or claim with respect to any environmental or health and safety matter or any enforcement of any Environmental Law; and neither CystoMedix nor Schmidt have any Knowledge that any of the above will be forthcoming.
     5.15 Completeness. The representations, warranties and statements contained in this Agreement and in the certificates, exhibits and schedules delivered by CystoMedix to Uroplasty pursuant to this Agreement, when taken together, do not and shall not contain any untrue statement of a material fact, and do not and shall not omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties or statements not misleading in light of the circumstances in which they were made.

     5.16 Certain Securities Law Matters. Through its officers and directors, CystoMedix has such knowledge and experience in financial business matters that its is capable of evaluating the merits and risks of an investment in Uroplasty Common Stock to be received pursuant to this Agreement. CystoMedix acknowledges its access to Uroplasty’s annual, quarterly and periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC Reports”), and being offered the opportunity to ask questions of, and receive answers from, Uroplasty’s officers with respect to Uroplasty’s business and financial affairs. To the extent that CystoMedix has, in the course of its investment or other discussions with Uroplasty, learned any confidential, proprietary or trade secret information of Uroplasty, CystoMedix agrees to keep such information confidential and to not use, or disclose to third parties (except to CystoMedix’s counsel and other advisors, who are bound by this promise of confidentiality), any such information unless and until Uroplasty publicly discloses such information. CystoMedix hereby acknowledges and agrees that the Uroplasty Common Stock to be acquired pursuant to this Agreement is being acquired for its own account and not for any other person, or with a view to distribution or sale thereof, and that such securities have not been registered under the Act or applicable state securities or “Blue Sky” laws, and therefore cannot be resold unless so registered or exempted therefrom. CystoMedix understands that certificates representing the Uroplasty Common Stock will bear the following legend reflecting the foregoing restrictions on transfer and the resale restriction described in Section 8.5 below:
“The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Act”) or under any applicable state securities laws (the “Laws”). The shares may not be sold, transferred, assigned, pledged or otherwise disposed of at any time unless they are registered under such Act and laws or unless in the opinion of legal counsel for the Company such disposition will not result in a violation of such Act or any such Laws. In addition, the resale of the shares is restricted by the terms of an Asset Purchase Agreement dated March 15, 2007, by and between Uroplasty, Inc. and CystoMedix, Inc.”
SECTION 6. REPRESENTATIONS AND WARRANTIES OF UROPLASTY
     Uroplasty hereby makes to CystoMedix each of the representations and warranties set forth in this Section 6 as follows:
     6.1 Organization and Good Standing. Uroplasty is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota with full corporate power to conduct its business as now being conducted.
     6.2 Authority. Uroplasty has full right, power and authority to enter into this Agreement and each agreement, document and instrument to be executed and delivered by it pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each such other agreement, document and instrument by it has been duly and validly authorized and approved by all necessary action on its part and no other action on its part is required in connection therewith. This Agreement and each agreement, document and instrument to be executed and delivered by Uroplasty pursuant to this Agreement constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of Uroplasty, enforceable in accordance with its respective terms, except to the extent that enforcement is limited by bankruptcy, insolvency, moratorium, conservatorship, receivership or similar laws of general application affecting creditors’ rights or by the application by a court of equity principles. The execution, delivery and performance by Uroplasty of this Agreement and each such agreement, document and instrument:
     (a) does not and will not violate any foreign, federal, state, local or other laws, regulations or ordinances applicable to Uroplasty;
     (b) does not or will not violate any term or provision of the Articles of Incorporation or Bylaws of Uroplasty; or
     (c) does not and will not result in a breach of, constitute or result in a default under, accelerate any obligation under or give rise to a right of termination of, any indenture or loan or credit agreement or any other agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which Uroplasty is a party or by which the property of Uroplasty is bound or affected, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of Uroplasty’s assets.
     No consent or waiver by, approval of, or designation, declaration or filing with, any Person or authority (governmental or otherwise) is required in connection with the execution, delivery and performance by Uroplasty of this Agreement and each agreement, document and instrument to be executed and delivered by Uroplasty pursuant to this Agreement.
     6.3 Uroplasty Common Stock. The Uroplasty Common Stock being issued hereunder will be (i) duly authorized, validly issued and outstanding, (ii) fully paid, non-assessable and free of preemptive rights and (iii) except as otherwise provided by this Agreement, free and clear of any and all pledges, claims, restrictions, charges, liens, security interests, encumbrances or other interests of third parties of any nature whatsoever.
     6.3 SEC Reports; Financial Statements. Except as described on Schedule 6.3, the Company has filed all SEC Reports required to be filed by it under the Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (or such shorter period as the Company was required by law to file such reports, forms or other information). Unless corrected prior to the date of this Agreement in a subsequent SEC Report, as of their respective dates, the SEC Reports complied in all material respects with the requirements of the Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC

Reports, when filed (if applicable, as corrected prior to the date of this Agreement), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     6.4 Completeness. The representations, warranties and statements contained in this Agreement and in the certificates, exhibits and schedules delivered by Uroplasty to CystoMedix pursuant to this Agreement, when taken together, do not and shall not contain any untrue statement of a material fact, and do not and shall not omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties or statements not misleading in light of the circumstances in which they were made.
SECTION 7. INDEMNIFICATION
     7.1 Materiality; Survival. All representations, warranties, agreements, covenants and obligations herein or in any schedule, certificate or financial statement delivered by any party incident to the transactions contemplated hereby are material, shall be deemed to have been relied upon by the parties and shall survive the Closing hereof.
     7.2 Indemnification.
     (a) CystoMedix agrees to defend, indemnify and hold Uroplasty and its respective subsidiaries and affiliates and the persons serving as officers, directors, partners, employees or agents thereof harmless from and against any claims, damages, liabilities, losses, fines, penalties, costs, and expenses (including, without limitation, reasonable counsel fees and expenses as the same are incurred; together referred to as “Losses”) of any kind or nature whatsoever which may be sustained or suffered by any of them arising out of, based upon or in connection with any of the following matters:
(i)	a breach of any representation, warranty, agreement, covenant or obligation made by CystoMedix in this Agreement or in any Schedule, Exhibit, or certificate delivered hereunder or in connection herewith or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting a breach of such representations, warranties or covenants;

(ii)	Fraud in connection with the making by CystoMedix of any representation, warranty, covenant or obligation or an intentional misrepresentation by CystoMedix of any representation, warranty, covenant or obligation; and

(iii)	any return, rebate or other expense (including warranty, installation, configuration or other service work) associated with products shipped and/or installed, or services rendered, by CystoMedix prior to Closing.

     (b) Uroplasty shall give prompt written notice to CystoMedix of any claim, liability or expense to which the indemnification obligations hereunder would apply. Such notice shall state the information then available regarding the amount of such claim, liability or expense and shall specify the provision or provisions of this Agreement under which the claim, liability or expense is asserted. The failure to promptly notify CystoMedix as provided above shall not relieve CystoMedix of any liability hereunder except to the extent that the rights of CystoMedix have been materially and adversely prejudiced as a result of the failure to give, or the delay in giving, such notice.
     (c) If such indemnification claim, liability or expense is the subject of litigation, CystoMedix shall have the right to participate at its own expense in the defense of any such litigation, or Uroplasty may authorize CystoMedix, if it so desires, to take over the defense of such litigation so long as such defense is expeditious and is undertaken by counsel reasonably acceptable to Uroplasty. Otherwise, Uroplasty will control the defense of such claim.
     (d) Upon resolution of the indemnification claim, whether by final judicial decision after all periods for appeal have lapsed, settlement, arbitration decision or otherwise, Uroplasty shall give CystoMedix written notice of the Losses incurred by Uroplasty with respect to the claim (the “Uroplasty Final Notice”). Thereafter, CystoMedix shall have 30 days to give Uroplasty written notice that it intends to dispute the amount of Uroplasty’s claimed Losses. Within 30 days after receipt of said written notice, Uroplasty shall attempt to settle the dispute with CystoMedix. If CystoMedix and Uroplasty do not reach settlement of Uroplasty’s claim within such 30 days, the dispute may at any time thereafter be submitted by either party to arbitration in Minneapolis, Minnesota, before three arbitrators, one of which is selected by CystoMedix, one of which is selected by Uroplasty and the third of which is selected by the first two arbitrators. The arbitration shall be conducted by the American Arbitration Association in accordance with the rules and procedures of the American Arbitration Association then in effect. CystoMedix and Uroplasty agree that the arbitrators’ award (which shall be agreed to unanimously by the arbitrators) shall be final and binding upon them with respect to the dispute and may be entered in any court having jurisdiction thereof. All costs of the arbitration (including the reasonable legal expenses of all parties thereto) shall be borne by CystoMedix and/or Uroplasty in the amounts determined by the arbitrators, which shall base such determination upon the relative merits of the respective positions of the parties in the dispute. The judgment upon the award may be entered in any court having jurisdiction thereof. There shall be added to the amount of any arbitration award interest at the rate of 10% per annum on the amount required to be paid pursuant to such award. This interest will be computed from the date payment would have been paid if not disputed by CystoMedix to the date paid and the arbitrators shall include provisions therefor in any award rendered.
     Any claims as determined above in favor of Uroplasty first shall be resolved by cancellation of Shares then held by CystoMedix. If the Uroplasty Final Notice is given and is not disputed by CystoMedix, or if an arbitrators’ award on Uroplasty’s claim is granted, then the shares to be canceled shall be valued at the average of the closing price per share for the Uroplasty Common Stock as reported by the American Stock Exchange for the ten (10) trading days ending on the trading day immediately prior to the date of the Uroplasty Final Notice (if not disputed by CystoMedix) or arbitrators’ award (if disputed by CystoMedix), as the case may be. If Uroplasty’s claim cannot be resolved with the number of shares of Uroplasty Common Stock then held by CystoMedix, then CystoMedix shall within ten (10) business days after written demand, pay the remaining claim amount to Uroplasty in cash.
     Despite the above provisions of this subsection (d), CystoMedix may resolve any claim by paying cash to Uroplasty.
     (e) Notwithstanding anything else in this Section 7 to the contrary, no claim by Uroplasty under Section 7 may be enforced against CystoMedix unless Uroplasty gives CystoMedix written notice of such claim under Section 7.2(b) above within one (1) year from the Closing Date.
     (f) Notwithstanding anything to contrary in this Agreement, and except for the Shares referred to in Section 8.5 below, CystoMedix shall not sell, distribute or otherwise dispose of or transfer any Shares held by it until the later of (i) one (1) year after the Closing Date or (ii) resolution of all Indemnifiable claims for which CystoMedix has received timely notice pursuant to this Section 7.2.
SECTION 8. POST-CLOSING OBLIGATIONS.
     8.1 Registration Rights.
     (a) Request for Registration. If after the later of (i) one year following the Closing or (ii) the date of final resolution of any Losses, CystoMedix gives Uroplasty written notice that its board and stockholders have authorized a dissolution of CystoMedix, and if Uroplasty is then eligible to use Form S-3 (or its then equivalent) as a registration statement with the SEC, Uroplasty will use its commercially reasonable efforts to promptly file and obtain effectiveness of a registration statement on Form S-3 (or its then equivalent) under the Act covering the resale of the Shares to be distributed upon dissolution to CystoMedix’s stockholders. If Uroplasty is not then eligible to use Form S-3 (or its then equivalent), and if within six (6) months thereafter, Uroplasty determines to file a registration statement for its own account on Form S-1 or SB-2 (or their then equivalents), Uroplasty will use its commercially reasonable efforts to include the Shares for resale in such registration statement (the “Company Registration Statement”). To the extent that the managing underwriter for the offering covered by the Company Registration Statement determines in its judgment that it is impractical for marketing purposes to include some or all of the Shares on the Company Registration Statement, Uroplasty will so reduce the number of Shares included on the Company Registration Statement. In no event will Uroplasty have any liability to CystoMedix or any of its stockholders if Uroplasty is unable to obtain or maintain the effectiveness of any registration statement.

     (b) Expenses of Registration. With respect to each inclusion of Shares in a registration statement pursuant to this Section 8.1, Uroplasty shall bear the following fees, costs and expenses: all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for Uroplasty and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered or qualified. Fees and disbursements of counsel and accountants for CystoMedix and its stockholders, underwriting discounts and commissions and transfer taxes for CystoMedix and its stockholders and any other expenses incurred by CystoMedix or its stockholders not expressly included above shall be borne by CystoMedix and its stockholders.
     (c) Registration Procedures. In the case of each registration effected by Uroplasty pursuant to this Agreement, Uroplasty will keep CystoMedix advised in writing as to the initiation of such registration and as to the completion thereof. Uroplasty will:
     (i) Prepare and file with the Commission a registration statement and such amendments and supplements as may be necessary and use commercially reasonable efforts to cause such registration statement to become and remain effective until the distribution described in the registration statement has been completed or for two years, whichever first occurs; and
     (ii) Furnish to CystoMedix such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities.
     8.2 Registration Indemnification.
     (a) By Uroplasty. Uroplasty will indemnify CystoMedix, and CystoMedix’s officers and directors, and each person controlling such CystoMedix within the meaning of Section 15 of the Act, and each selling stockholder with respect to which registration has been effected pursuant to this Agreement, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by Uroplasty of the Act, the Exchange Act, state securities laws or any rule or regulation promulgated under such laws applicable to Uroplasty in connection with any such registration, and Uroplasty will reimburse each said persons for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that Uroplasty will not be liable in any such case (i) to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to Uroplasty by or on behalf of any such persons and stated to be specifically for use therein or (ii) insofar as the claim, loss, damage, liability or expense relates to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus but eliminated or remedied in the prospectus.
     (b) By CystoMedix and the Selling Stockholders. CystoMedix and the selling stockholders will indemnify Uroplasty, each of its directors and officers, other holders of Uroplasty’s securities covered by such registration statement, their officers and directors and each person controlling such other holder within the meaning of Section 15 of the Act, each person who controls Uroplasty within the meaning of Section 15 of the Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by CystoMedix or a selling stockholder, and each person controlling it or them within the meaning of Section 15 of the Act, the Exchange Act, state securities laws or any rule or regulation promulgated under such laws applicable to it, and will reimburse Uroplasty, such other holders, such directors, officers, persons, underwriters or control persons for any legal or any other expenses reasonably incurred, as such expenses are incurred, in connection with investigating or defending any such claim, loss, damage, liability or action, but in the case of Uroplasty or the other holders or their officers, directors or controlling persons, only to the extent that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with information furnished to Uroplasty by or on behalf of CystoMedix or a selling stockholder.
     (c) Notice and Defense. Each party entitled to indemnification under this Section 8.2 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party’s expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement unless the failure to give such notice is materially prejudicial to an Indemnifying Party’s ability to defend such action and provided further, that the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or there are separate and different defenses. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party (whose consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified

Party of a release from all liability in respect to such claim or litigation. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.
     8.3 Information by CystoMedix and Selling Stockholders. CystoMedix and each selling stockholder shall furnish to Uroplasty such information regarding CystoMedix, the Shares held by it or them and the distribution proposed by CystoMedix as Uroplasty may request in writing and as shall be required in connection with any registration referred to in this Agreement.
     8.4 Termination of Registration Rights. Despite anything else to the contrary, the rights granted pursuant to Section 8 shall terminate upon the date CystoMedix or its stockholders are able to immediately sell all Shares held by it or them under Rule 144 during any 90-day period.
     8.5 Private Resale Restriction. During the one year period commencing on the Closing Date, CystoMedix (and its collective stockholders, to the extent that any Shares are distributed to them) may privately resell no more than 150,000 Shares (limited to 15,000 Shares in the aggregate for any particular calendar month); provided, that any resale of Shares must comply with the Act. The balance of the Shares is subject to the restriction on resale or other transfer pursuant to Section 7.2(f) above.
     8.6 Regulatory Bodies. Promptly after Closing, CystoMedix will notify the FDA and any other worldwide regulatory bodies of its discontinuance of holding regulatory submissions or establishment registrations.
SECTION 9. MISCELLANEOUS
     9.1 Fees and Expenses. Except as otherwise provided herein, each of the parties to this Agreement will bear its own expenses in connection with the negotiation and consummation of the transactions contemplated by this Agreement (it being understood that CystoMedix’s expenses associated herewith will not be assumed by Uroplasty). All sales and transfer taxes, fees and duties under applicable law (including all stock transfer taxes, fees and duties, if any) incurred in connection with this Agreement or the transactions contemplated thereby will be borne and paid by CystoMedix.
     9.2 Confidentiality. CystoMedix acknowledges that Uroplasty is a publicly traded company and agree that it will treat the existence and terms of this Agreement and the transactions contemplated hereby as strictly confidential and will not disclose them to any Person without the prior written consent of Uroplasty or unless Uroplasty publicly discloses such information.

     9.3 Law Governing. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota without reference to the choice of law provisions thereof. The parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts of the State of Minnesota and of the United States of America located in the State of Minnesota in connection with any suit, action or proceeding relating to this Agreement and the transactions contemplated hereby (without, however, derogating from the exclusivity of the arbitration procedures set forth in subparagraph 7.2(d) hereof) and agree not to commence any action, suit or proceeding relating thereto except in such courts.
     9.4 Notices. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given on the date delivered if delivered by hand, three days after being sent by certified or registered mail (postage prepaid and with return receipt requested), on the date delivered if by overnight courier service, on the date delivered if by telecopy or other written form of electronic confirmation:

To: UROPLASTY:	David B. Kaysen, President and Chief Executive Officer
5420 Feltl Road
Minnetonka, Minnesota 55343 (952) 426-6199 (telefax)

With a copy to:	Jeffrey C. Robbins, Esq.
Messerli & Kramer P.A.
150 South Fifth Street, Suite 1800
Minneapolis, Minnesota 55402
(612) 672-3777 (telefax)

To: CYSTOMEDIX:	in care of Frank I. Harvey, Esq.
Larkin Hoffman Daly & Lindgren Ltd.
7900 Xerxes Avenue South, Suite 1500
Bloomington, Minnesota 55435
(952) 896-3333 (telefax)
or to such other address of which any party may notify the other parties as provided above. Notices are effective upon receipt or, if mailed, five (5) business days after the placing thereof in the United States mail in the manner provided above.
     9.5 Entire Agreement. This Agreement, including the Schedules and Exhibits referred to herein, constitutes the entire agreement between the parties with respect to its subject matters and supersedes all previous written or oral negotiations, commitments and writings; no promises, representations, understandings, warranties and agreements have been made by any of the parties hereto except as referred to herein or in such Schedules and Exhibits or in such other writings; and all inducements to the making of this Agreement relied upon by all the parties hereto have been expressed herein or in said Schedules or Exhibits or in such other writings.

     9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties named herein and their respective successors and assigns.
     9.7 Waivers; Severability. The failure of any of the parties to this Agreement to require the performance of a term or obligation under this Agreement or the waiver by any of the parties to this Agreement of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach hereunder. If any one or more of the provisions of this Agreement are held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement will not be affected thereby, and the parties will use all reasonable efforts to substitute for such invalid, illegal or unenforceable provisions one or more valid, legal and enforceable provisions which, insofar as practicable, implement the purposes and intents hereof. To the extent permitted by applicable law, each party waives any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.
     9.8 Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matters covered by this Agreement (subject to the provisions set forth in Section 7.2), in addition to any other remedy to which they may be entitled, at law or in equity.
     9.9 Counterparts. This Agreement may be executed by facsimile and in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement.
     9.10 Amendments. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each party hereto, or in the case of a waiver, the party waiving compliance.

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT DATED MARCH 15, 2007]
IN WITNESS WHEREOF, the undersigned have hereto affixed their signatures.

Uroplasty, Inc.		CystoMedix, Inc.

By		By
	David B. Kaysen, President and		Jeffrey M. Williams, President and
	Chief Executive Officer		Chief Executive Officer

Schedule 5.1
Other Activities

Schedule 5.3
Liens

Schedule 5.4
Intellectual Property

Schedule 5.6
Litigation

Schedule 5.7
Tax Matters

Schedule 5.8
Changes

CystoMedix, Inc.
1887 Station Parkway N.W., Building #7
Andover, Minnesota 55304
March ____, 2006

Dear                     :
     As you are aware, in April 2005, we entered into a five-year Exclusive Manufacturing and Distribution Agreement with Uroplasty, Inc. At the time, we also granted Uroplasty an option and a right of first refusal to acquire our assets.
     Based upon our recent negotiations, Uroplasty has agreed to purchase our intellectual property assets now, but not our business or goodwill, solely in exchange for Uroplasty Common Stock. As a condition of this revised purchase agreement (a copy of which we are providing to you subject to your obligation of confidentiality below), Uroplasty requires that the holders of a majority of our outstanding Common Stock consent to the agreement. By your signature below, you hereby grant this consent. You also hereby appoint J. Stephen Schmidt as your attorney-in-fact (with full power of substitution) to vote all of your shares at any meeting of CystoMedix stockholders held at any time in favor of approving the purchase agreement and the transactions contemplated by it, or to execute written consents on your behalf in lieu of any such meeting. Because of the benefit that CystoMedix, and therefore you as a stockholder, will receive in connection with the Uroplasty purchase agreement, this proxy and power of attorney is coupled with an interest and is irrevocable. If for any reason your proxy and power of attorney is not effective, your signature constitutes your separate agreement with Mr. Schmidt to vote all of your shares at any meeting of CystoMedix stockholders held at any time in favor of approving the purchase agreement and the transactions contemplated by it.
     Until Uroplasty makes a publicly discloses the purchase agreement, you also agree to keep confidential its existence and terms. You further agree that you will not, directly or indirectly, purchase or sell (whether in a short sale transaction or otherwise) any of Uroplasty’s Common Stock (or options, warrants or other rights to purchase or acquire Uroplasty Common Stock) until the day following the date Uroplasty issues a press release announcing the terms and conditions of the purchase agreement.
     If this letter is acceptable, please so indicate by your signature below.

Very truly yours,	Agreed to and accepted:

CystoMedix, Inc.

By

Its

NEWS RELEASE
UROPLASTY ANNOUNCES AGREEMENT TO PURCHASE
URGENT® PC INTELLECTUAL PROPERTY ASSETS
MINNEAPOLIS, MN, March 16, 2007 – Uroplasty, Inc. (AMEX:UPI) announced it has entered into an agreement to purchase from CystoMedix, Inc. certain intellectual property assets related to its Urgent® PC neuromodulation system. The agreement also provides for the termination, upon closing of the transaction, of the April 2005 exclusive manufacturing and distribution agreement with CystoMedix. In consideration, Uroplasty will issue CystoMedix $4.9 million of Uroplasty common stock calculated at a per share price equal to the greater of $3.00 or 15% in excess of the average closing price during the 20 trading days immediately prior to the closing date, plus an additional 20,000 common shares.
The closing of the transaction is subject to satisfaction of certain customary closing conditions, including approval by the shareholders of CystoMedix. The parties are targeting to close the transaction during March 2007.
On February 28, 2007, Uroplasty had 11,065,716 common shares issued and outstanding.
David B. Kaysen, Uroplasty’s President and Chief Executive Officer, commented, “We believe this all-stock purchase transaction, at a per share price in excess of the recent average closing share price, is beneficial for our shareholders. Under the April 2005 agreement, we had the option to acquire CystoMedix’s entire business and assets for $4.9 million. However, we would have had to pay $1.1 million in cash and the balance in our common shares valued at the then average of the 20 trading days’ closing price. Further, had we delayed the acquisition, the purchase price payable in our common shares would have increased at the rate of approximately $350,000 per year effective April 18, 2007 through June 2008, at which time our purchase option would expire. We also avoid the potential payment of royalties to CystoMedix in the future.”
Kaysen added, “Over 30 million people suffer from overactive bladder in the U.S. We believe the Urgent PC, a minimally invasive device designed for office-based treatment, is a cost-effective treatment alternative for overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. We expect this product to be a significant revenue contributor for our next fiscal year.”
***

Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Our minimally invasive products treat urinary and fecal incontinence, symptoms of overactive bladder and vesicoureteral reflux. Additionally, some of our soft-tissue bulking agent products are used for the treatment of vocal cord rehabilitation and for augmentation or restoration of soft tissue defects in plastic surgery indications. Some of our products are not approved for use in the U.S.
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions, which indicate future events and trends, identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, our historical reliance on a single product for most of our current sales; our ability to commercialize our recently licensed product lines; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of clinical trials; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price. We cannot assure that our Urgent PC product will generate our expected sales or profitability. Uroplasty undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties.
FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Kaysen, President & CEO, or Medi Jiwani, Vice President, CFO and Treasurer.
UROPLASTY, INC.
5420 Feltl Road
Minnetonka, Minnesota 55343
Tel: 952.426.6140
Fax: 952.426.6199

NEWS RELEASE
UROPLASTY RAISES $1.3 MILLION FROM EXERCISE OF
WARRANTS
MINNEAPOLIS, MN, March 20, 2007 – Uroplasty, Inc. (AMEX:UPI) announced it has received approximately $1.3 million of proceeds from exercise of 663,215 warrants to purchase its common shares. The warrants expired on March 19, 2007. Uroplasty has approximately 11.6 million common shares outstanding after the issuance of the shares relating to the exercise of these warrants.
David B. Kaysen, Uroplasty’s President and Chief Executive Officer, commented, “We are pleased with this demonstration of continued support from our shareholders. We are now even better positioned to continue to expand in the U.S. our sales and marketing efforts on our products for office-based treatment of stress urinary incontinence and symptoms of overactive bladder. We also see an excellent opportunity to expand sales of our Urgent ® PC neuromodulation system in our international markets.”
***
Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Our minimally invasive products treat urinary and fecal incontinence, symptoms of overactive bladder and vesicoureteral reflux. Additionally, some of our soft-tissue bulking agent products are used for the treatment of vocal cord rehabilitation and for augmentation or restoration of soft tissue defects in plastic surgery indications. Some of our products are not approved for use in the U.S.
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions, which indicate future events and trends, identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, our historical reliance on a single product for most of our current sales; our ability to commercialize our recently licensed product lines; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of clinical trials; our continued losses and the possible need to raise additional capital in the future (even with the exercise of the warrants described above); our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price. We cannot assure that our expansion of sales and marketing efforts in the U.S. will result in increased sales or profitability. Uroplasty undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties.
FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Kaysen, President & CEO, or Medi Jiwani, Vice President, CFO and Treasurer.
UROPLASTY, INC.
5420 Feltl Road
Minnetonka, Minnesota 55343
Tel: 952.426.6140
Fax: 952.426.6199